Dianne M. Lyons Vice President & Chief Financial Officer United Fire Group, Inc. 118 Second Avenue SE Cedar Rapids, IA 52401 (800)553-7937 (319) 286-2512 (fax) dlyons@unitedfiregroup.com

August 6, 2013

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Attn: Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:    United Fire Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 001-34257
Dear Mr. Rosenberg:
This letter is submitted on behalf of United Fire Group, Inc. (the “Company”) in response to the comments set forth in your letter dated July 23, 2013 to Dianne M. Lyons, Vice President and Chief Financial Officer of the Company, with respect to the above filing.
Please note that any changes to the Company's Form 10-K disclosures as described below are intended to be applicable to the Company's December 31, 2013 year-end filings and years following, subject to changes in the rules applicable to such filings. For your convenience, we have set forth the comments from your letter in bold typeface, and appearing below each comment is the disclosure information or responses requested. The Company believes that the following information responds fully and completely to each of the comments in your July 23, 2013 correspondence.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Nature of Business, page 80

1.
Please refer to your response to our comment one. The disclosures required by ASC 805-10-50 related to the 2011 acquisition of Mercer Insurance Group are significant to an understanding of the 2011financial statements. Please confirm to us that you will include these disclosures in your financial statements in future periodic reports until the 2011 financial statements are no longer required to be included in your filings.

Management's Response:

James B. Rosenberg    August 6, 2013
Securities and Exchange Commission    Page 2

We confirm that we will include the disclosures required by ASC 805-10-50 related to the 2011 acquisition of Mercer Insurance Group in future periodic reports until the 2011 financial statements are no longer required to be included in our filings.
Exhibits, Financial Statement Schedules, page 131

2.
Please refer to your response to our comment four. The narrative disclosure provided on page 107 of your filing is not a sufficient explanation of the holding company's financial position, cash flows, results of operations and any material contingencies, long-term obligations and guarantees. Please provide us the required schedule that complies with rules 7-05(c) and 12-04 of Regulation S-X, and confirm to us that you will provide it in future periodic reports.

Management's Response:
Attached to this letter as Exhibit I is the required schedule, as of December 31, 2012, that complies with rules 7-06(c) and 12-04 of Regulation S-X. We confirm that we will provide the required schedule in future periodic reports.
In connection with Management's responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Kevin Helbing, Controller, at (319) 286-2533.

Sincerely,

UNITED FIRE GROUP, INC.

/s/ Dianne M. Lyons
Dianne M. Lyons, Vice President, Chief Financial Officer, Principal Financial Officer

EXHIBIT I

SCHEDULE II
UNITED FIRE GROUP, INC.
(Parent Company only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEET

In thousands, except share data	December 31, 2012

ASSETS
Fixed maturities, held-to-maturity, at amortized cost (fair value $200)	$200
Investment in subsidiary	723,705
Cash and cash equivalents	5,140
Federal income tax receivable	131
Investment income receivable	1
Total assets	$729,177

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities	$—

Stockholders' equity
Common stock, $0.001 par value, authorized 75,000,000 shares; 25,277,463 issued and outstanding	$25
Additional paid-in capital	208,536
Retained earnings	425,428
Accumulated other comprehensive income, net of tax	95,188
Total stockholders' equity	$729,177

Total liabilities and stockholders' equity	$729,177

This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Form 10-K.

SCHEDULE II
UNITED FIRE GROUP, INC.
(Parent Company only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

In thousands	For the Year Ended December 31, 2012

Revenues
Investment income	$13
Total revenues	13

Expenses
Other operating expenses	158
Total expenses	158

Loss before income taxes and equity in net income of subsidiary	(145)
Federal income tax benefit	(51)
Net loss before equity in net income of subsidiary	$(94)
Equity in net income of subsidiary	40,306
Net income	$40,212

Other comprehensive income
Change in unrealized appreciation of investments held by subsidiary	$35,787
Change in liability for underfunded employee benefit plans of subsidiary	(15,922)
Other comprehensive income, before tax and reclassification adjustments	$19,865
Income tax effect	(6,950)
Other comprehensive income, before reclassification adjustments	$12,915
Reclassification adjustment for net realized gains of the subsidiary included in income	(5,453)
Reclassification adjustment for employee benefit costs of the subsidiary included in expense	4,971
Total reclassification adjustments, net of tax	$(482)
Income tax effect	169
Total reclassification adjustments	$(313)

Comprehensive income	$52,814

On February 1, 2012, we completed a holding company reorganization (the "Reorganization") of United Fire Group, Inc., United Fire & Casualty Company, and UFC MergeCo, Inc., an Iowa corporation formed for the purpose of facilitating the Reorganization. The Reorganization agreement was approved and adopted by United Fire & Casualty Company's stockholders at a special meeting held on January 24, 2012.
The Condensed Statement of Income and Comprehensive Income includes the full year 2012 results. The results of January 2012 are immaterial to the full year 2012 results.
The presentation of comprehensive income in the Condensed Statement of Income and Comprehensive Income reflects the adoption of new guidance issued by the financial accounting standards board ("FASB") by United Fire Group, Inc. in 2013. The new guidance requires significant items that are reclassified out of accumulated other comprehensive income ("AOCI") to net income in their entirety in the same reporting period, to be reported to show the effect of the reclassification on the respective line items of the statement where net income is presented.
This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Form 10-K.

SCHEDULE II
UNITED FIRE GROUP, INC.
(Parent Company only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENT OF CASH FLOWS

In thousands	For the Year Ended December 31, 2012

Cash Flows From Operating Activities
Net income	$40,212
Adjustments to reconcile net income to net cash provided by operating activities
Equity in net income of subsidiary	(40,306)
Dividends received from subsidiary	26,950
Deferred federal income tax (benefit) expense	(51)
Change in federal income tax receivable	131
Change in accrued investment income	(1)
Total adjustments	(13,277)
Net cash provided by operating activities	$26,935

Cash Flows From Investing Activities
Purchase of held-to-maturity investments	$(200)
Net cash used in investing activities	$(200)

Cash Flows From Financing Activities
Repurchase of common stock	$(7,301)
Issuance of common stock	1,063
Tax impact from issuance of common stock	(88)
Payment of cash dividends	(15,269)
Net cash used in financing activities	$(21,595)

Net Change in Cash and Cash Equivalents	$5,140
Cash and Cash Equivalents at Beginning of Period	—
Cash and Cash Equivalents at End of Year	$5,140

On February 1, 2012, we completed a holding company reorganization (the "Reorganization") of United Fire Group, Inc., United Fire & Casualty Company, and UFC MergeCo, Inc., an Iowa corporation formed for the purpose of facilitating the Reorganization. The Reorganization agreement was approved and adopted by United Fire & Casualty Company's stockholders at a special meeting held on January 24, 2012.
The Condensed Statement of Cash Flows includes the full year 2012 results. The results of January 2012 are immaterial to the full year 2012 results.
This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Form 10-K.

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